SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST QUARTER OF 2015

RESULTS

Rio de Janeiro – May 15, 2015 - (A free translation of the original in Portuguese).

Petrobras announces today its consolidated results for the 1Q-2015 reviewed by independent auditors, stated in millions of Reais, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras and Adjusted EBITDA in the 1Q-2015 were R$ 5,330 million and R$ 21,518 million, respectively.

Key events

R$ million

Jan-Mar
2015	2014	2015 x 2014 (%)		4Q-2014	1Q15 X 4Q14 (%)

5,330	5,393	(1)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(26,600)	120
2,803	2,531	11	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,799	−
21,518	14,349	50	Adjusted EBITDA	20,057	7

 The Company reported net income of R$ 5,330 million in the 1Q-2015, mainly due to the following events compared to the 4Q-2014:

•       Diesel (5%) and gasoline (3%) price increases on November 7, 2014;

•       Lower cost of sales due to decreased crude oil and oil product import costs and volumes;

•       Lower export revenues, affected by a decrease in international crude oil prices (average Brent prices decreased by 29% in the 1Q-2015 compared to the 4Q-2014);

•       Decreased domestic oil product sales (10%) due to the seasonal consumption and lower economic activity;

•       R$ 5,621 million net finance expense in the 1Q-2015;

•       The Company reached a monthly average crude oil production record level of 672 thousand barrels per day in the pre-salt layer in the first quarter of 2015 (on April 11, 2015 the Company reached a crude oil production record level of 800 thousand barrels per day at the pre-salt layer); and

•       Production start-up of P-61 platform in Papa-Terra field in the Campos Basin and of the early production system in Búzios field (Santos Basin), as well as the production start-up of Hadrian South field in ultra-deep waters of the Gulf of Mexico.

In the 1Q-2015, a 20.8% depreciation of the Real against the U.S. dollar affected our consolidated statement of income, shareholders’ equity and indicators. However, this effect did not materially impact our net cash flows, as set forth below:

Consolidated statement of income, shareholders’ equity and indicators items		R$ million

Consolidated statement of income (revenues, costs, operating expenses and finance expense)		1,426 decrease
Cash and cash equivalents held abroad		9,788 increase
Debt denominated in foreign currency		55,110 increase
Cash flow hedge accounting (shareholders’ equity)		18,137 decrease

Net debt/Adjusted EBITDA ratio		0.64X increase
Leverage		4.5pp increase
Comments from the CEO	Page 2
Financial and Operating Highlights	Page 3
Appendix	Page 24

Comments from the CEO

Mr. Aldemir Bendine

Dear Shareholders and Investors,

During the first quarter of 2015 we reached an operating income of R$ 13.3 billion and an adjusted EBITDA of R$ 21.5 billion, an increase of 76% and 50%, respectively, when compared to the first quarter of 2014. This result is mainly explained by the higher oil production, higher fuel sales margins in Brazil and lower production taxes and imports. Our net income decreased 1% relative to the first quarter of 2014, mainly as a result of the exchange rate devaluation in the period.

We are working to maintain our financial and economic performances at high levels. In previous opportunities, I have mentioned that our goal is to develop a profitable Company, with excellence in Corporate Governance, and that is able to efficiently utilize its assets to generate the highest value to shareholders and investors. With that in mind, we are preparing a new business plan that will outline our vision for the future of Petrobras.

An important element of this plan is the deleveraging of the Company. We intend to accomplish it gradually, respecting the existing contracts and establishing a balance with the production growth.

Finally, I would like to once again congratulate the Company´s employees, the ones responsible for another “OTC Distinguished Achievement Award for Companies, Organizations, and Institutions”, the most important international offshore industry award. Such recognition proves that Petrobras has the necessary expertise, technology and resources for the construction of a company that aims at creating maximum value in its operations.

Aldemir Bendine, CEO.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)

85,040	(13)	Sales revenues	74,353	81,545	(9)
22,015	2	Gross profit	22,410	19,163	17
(32,826)	141	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	13,335	7,577	76
(1,814)	(210)	Net finance income (expense)	(5,621)	(174)	(3130)
(26,600)	120	Consolidated net income (loss) attributable to the shareholders of Petrobras	5,330	5,393	(1)
(2.04)	120	Basic and diluted earnings (losses) per share [1]	0.41	0.41	−
127,506	(1)	Market capitalization (Parent Company)	125,807	199,739	(37)

26	4	Gross margin (%)	30	23	7
(39)	57	Operating margin (%) [2]	18	9	9
(31)	38	Net margin (%)	7	7	−
20,057	7	Adjusted EBITDA [3]	21,518	14,349	50

		Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes by business segment
4,055	21	. Exploration & Production	4,887	16,246	(70)
(32,185)	129	. Refining, Transportation and Marketing	9,346	(7,420)	226
459	358	. Gas & Power	2,102	631	233
(57)	21	. Biofuel	(45)	(66)	32
669	28	. Distribution	853	757	13
(2,776)	115	. International	404	454	(11)
(4,478)	6	. Corporate	(4,212)	(3,379)	(25)

24,598	(27)	Capital expenditures and investments	17,843	20,584	(13)

76.27	(29)	Brent crude (US$/bbl)	53.97	108.22	(50)
2.54	13	Average commercial selling rate for U.S. dollar	2.87	2.37	21
2.66	21	Period-end commercial selling rate for U.S. dollar	3.21	2.26	42
8.4	12	Variation of the period-end commercial selling rate for U.S. dollar (%)	20.8	(3.4)	24
11.22	1	Selic interest rate - average (%)	12.19	10.40	2

		Average price indicators
228.81	(3)	Domestic basic oil products price (R$/bbl)	221.25	227.46	(3)
		Domestic Sales Price
66.49	(35)	. Crude oil (U.S. dollars/bbl) [4]	43.40	98.02	(56)
45.54	(11)	. Natural gas (U.S. dollars/bbl)	40.76	47.33	(14)
		International Sales Price
73.66	(21)	. Crude oil (U.S. dollars/bbl)	58.40	84.18	(31)
22.26	1	. Natural gas (U.S. dollars/bbl)	22.40	23.28	(4)

1 Basic and diluted earnings (losses) per share calculated based on the weighted average number of shares.

2 Operating margin calculated based on net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes.

3 EBITDA + share of earnings in equity-accounted investments and impairment.

4 Average between the exports prices and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2015 compared to the 4Q-2014:

Gross Profit

Gross profit increased 2% (R$ 395 million), mainly due to:

➢ Sales revenues of R$ 74,353 million, 13% lower as a result of:

•         Decreased domestic oil product demand (10%), mainly diesel (10%) and gasoline (11%), reflecting the seasonal period and the lower economic activity; and

•         Lower average export prices of crude oil and oil products, and decreased average realization prices of naphtha, jet fuel and fuel oil that are adjusted to reflect the decreased international prices (29% Brent decrease), partially offset by the depreciation of the real against the U.S. dollar (13%).

These effects were partially offset by the price adjustments on November 7, 2014 of diesel (5%) and gasoline (3%) that fully impacted the 1Q-2015.

➢ Costs of sales of R$ 51,943 million, 18% lower when compared to the 4Q-2014, due to lower domestic oil product sales volumes, as well as to a decrease in crude oil and oil product import costs and production taxes, resulting from a decrease in international prices (29%), partially offset by the depreciation of the real against the U.S. dollar (13%), besides the lower share of oil product imports on sales mix.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes of R$ 13,335 million, resulted from:

•         Lower sale expenses resulting from the reversal of an allowance for impairment of trade receivables from companies in the isolated electricity system (R$ 1,295 million), considering the complementary guarantee by pledged credits from the Energetic Development Account for a more part of debt confession agreement between the Company and the Eletrobras System on December 31, 2014;

•         Decreased geologic and geophysical expenses and lower write-off of dry and/or subcommercial wells (R$ 510 million); and

•         Higher gross profit.

Net finance expense

Net finance expense of R$ 5,621 million was R$ 3,807 million higher than in the 4Q-2014, resulting from:

•         Exchange variation losses due to a 20.8% depreciation of the Real against the U.S. dollar (compared to a 8.4% depreciation in the 4Q-2014) on net liability exposure in U.S. dollar, with the effects of the cash flow hedge as set forth on item 5 of Appendix;

•         Lower gains on commodity derivative financial instruments;

•         Higher interest expenses generated by the decrease in capitalized borrowing costs resulting from a decrease in the balance of assets under construction; and

•         Monetary restatement of debt confession agreements of trade receivables from the electricity sector in the 4Q-2014.

These effects were partially offset by a foreign exchange variation gain attributable to a higher 11.6% appreciation of the U.S. Dollar against the Euro (compared to a 3.8% appreciation in the 4Q-2014) on net liabilities in Euro.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was R$ 5,330 million that reflects the lack of non-recurrent material items. In the 4Q-2014, the impairment charges of assets generated the loss of R$ 26,600 million.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2015 compared to the 1Q-2014:

Gross Profit

Gross profit increased by 17% (R$ 3,247 million) in the 1Q-2015 compared to the 1Q-2014, mainly due to:

➢ Sales revenues of R$ 74,353 million, 9% lower, when compared to the 1Q-2014, resulting from:

•       Lower export prices and a decrease in the price of oil products sold in the Brazilian market that were adjusted to reflect a decrease in international crude oil and oil product prices (Brent prices decreased by 50%). These effects were partially offset by the depreciation of the Real against the U.S. dollar (21%), along with higher diesel and gasoline prices following a price increase on November 7, 2014; and

•       Decreased domestic oil product demand (6%), mainly of naphtha (30%), diesel (4%) and gasoline (5%), due to a decrease in economic activity.

These effects were partially offset by a higher crude oil export volume (44%).

➢ Cost of sales of R$ 51,943 million in the 1Q-2015, 17% lower when compared to the 1Q-2014, due to:

•       Lower import costs and production taxes attributable to a decrease in international crude oil prices (50%), partially offset by the impact of the depreciation of the Real against the U.S. dollar (21%); and

•       Decreased domestic oil product sales volumes, lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes reached R$ 13,335 million in the 1Q-2015, and was higher in R$ 5,758 million compared to the 1Q-2014, due to higher gross profit, to the impact, in the 1Q-2014, of the Company’s Voluntary Separation Incentive Plan - PIDV (R$ 2,396 million) and to a gain resulting from the reversal of an allowance for impairment of trade receivables from companies in the isolated electricity system (R$ 1,295 million).

Net finance expense

Net finance expense of R$ 5,621 million, R$ 5,447 million higher when compared to the 1Q-2014, resulting from:

•       Exchange variation loss due to the higher 20.8% depreciation of the Real against the U.S. dollar (compared to the 3.4% foreign currency appreciation in the 1Q-2014) on net liability exposure in U.S. dollar, already considering the effects of the cash flow hedge, as set forth on item 5 of Appendix; and

•       Higher interest expenses due to an increase in our net debt and a decrease in capitalized borrowing costs resulting from a decrease in the balance of assets under construction.

These effects were partially offset by an exchange rate variation gain due to the appreciation of the U.S. dollar against the Euro (appreciation of 11.6% in the 1Q-2015 compared to a flat exchange rate during 1Q-2014).

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 5,330 million in the 1Q-2015, remaining relatively flat compared to the 1Q-2014. The higher net finance expense and income taxes were offset by higher gross profit and lower operating expenses.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Net Income	2015	2014	2015 x 2014 (%)
2,672	18		3,148	10,654	(70)

(1Q-2015 x 4Q-2014): The higher net income was due to lower operating expenses, mainly to the fact that the 4Q-2014 was impacted by impairment charges and provision for decommissioning costs, partially offset by decreased crude oil sales/transfer prices, reflecting the net effect of the reduction of international crude oil prices (29%) and the depreciation of the real against the U.S. dollar (13%).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$ 9.78/bbl in the 4Q-2014 to U.S.$ 10.57/bbl in the 1Q-2015.

(1Q-2015 x 1Q-2014): The lower net income was mainly due to lower crude oil sales/transfer prices, reflecting the net effect of the reduction of international crude oil prices (50%) and the depreciation of the real against the U.S. dollar (21%), partially offset by an increase in crude oil and NGL production in Brazil (12%), lower write-offs of dry and subcommercial wells and by the negative impact of the Company’s Voluntary Separation Incentive Plan (PIDV) in the 1Q-2014.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$10.20/bbl in the 1Q-2014 to U.S.$ 10.57/bbl in the 1Q-2015.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Exploration & Production - Brazil (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

2,150	−	Crude oil and NGLs	2,149	1,922	12
453	3	Natural gas [5]	467	400	17
2,603	−	Total	2,616	2,322	13

(1Q-2015 x 4Q-2014): Crude oil and NGL production remained relatively flat compared to the 4Q-2014. The increased production from the ramp-up of FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá) was offset by the termination of the production of Marlim FPSO MLS in January 2015 (termination of the agreement) and by the preventive maintenance stoppage of P-58 platform (Parque das Baleias).

Natural gas production increased by 3% due to the ramp-up of FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá).

(1Q-2015 x 1Q-2014): Crude oil and NGL production increased by 12% as a result of the start-up of P-62 platform (Roncador), Cidade de Mangaratiba (Iracema Sul area) and Cidade de Ilhabela (Sapinhoá) FPSOs, along with the ramp-up of P-55 (Roncador), P-58 (Parque das Baleias) and P-63 (Papa-Terra) production systems, as well as Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá) FPSOs. The natural decline of certain fields partially offset these effects.

The 17% increase in natural gas production is attributable to the production start-up of Cidade de Mangaratiba (Iracema Sul area) and Cidade de Ilhabela (Sapinhoá) FPSOs and to the higher productivity of P-58 (Parque das Baleias) and Mexilhão platforms and of Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá), Cidade de Santos (Uruguá-Tambaú) and Cidade de Angra dos Reis (Lula) FPSOs. This increase was partially offset by the natural decline of certain fields.

* Not reviewed by independent auditor.

5 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Lifting Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

		U.S.$/barrel:
14.21	(7)	Excluding production taxes	13.27	14.15	(6)
25.72	(22)	Including production taxes	20.05	33.00	(39)

		R$/barrel:
36.12	6	Excluding production taxes	38.13	33.14	15
66.41	(12)	Including production taxes	58.73	76.86	(24)

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(1Q-2015 x 4Q-2014): Lifting cost excluding production taxes in U.S.$/barrel decreased by 7%. Excluding the impact of foreign exchange variation, it increased 1% due to higher well intervention expenses.

(1Q-2015 x 1Q-2014): Lifting cost excluding production taxes in U.S.$/barrel decreased by 6%. Excluding the impact of foreign exchange variation, it increased by 6% due to higher well intervention expenses and higher engineering and subsea maintenance costs in the Campos Basin, besides the start-up of the FPSO Cidade de Ilhabela (Sapinhoá), which have higher costs per unit produced during the start-up period.

Lifting Cost - Including production taxes – U.S.$/barrel

(1Q-2015 x 4Q-2014): The 22% decrease in lifting cost including production taxes is attributable to a decrease in the average reference price for domestic crude oil in U.S. dollars (33%), which is used to calculate production taxes in Brazil, resulting from lower international crude oil prices.

(1Q-2015 x 1Q-2014): The 39% decrease in lifting cost including production taxes is attributable to lower average reference price for domestic crude oil in U.S. dollars (a 54% decrease), which is used as parameter to calculate production taxes in Brazil, as a result of lower international crude oil prices.

* Not reviewed by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Net Income	2015	2014	2015 x 2014 (%)
(21,333)	129		6,181	(4,808)	229

(1Q-2015 x 4Q-2014): The net income of the 1Q-2015 was due to lower crude oil acquisition/transfer costs and to the decreased oil product imports for resale, reflecting the net effect of the decreased international commodity prices (29%), the depreciation of the real against the U.S. dollar (13%) and the price adjustments of diesel (5%) and gasoline (3%) occurred on November 7, 2014. The net loss of the 4Q-2014 was generated by impairment charges of refining and petrochemical assets.

(1Q-2015 x 1Q-2014): The net income was due to a decrease in crude oil acquisition/transfer costs resulting from lower international prices (a 50% decrease), to the depreciation of the real against the U.S. dollar (21%), to the lower share of crude oil imports on feedstock processed and of oil product imports on our sales mix, and also to diesel (5%) and gasoline (3%) price increases occurred on November 7, 2014.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

371	(25)	Crude oil imports	277	359	(23)
412	(16)	Oil product imports	345	424	(19)
783	(21)	Imports of crude oil and oil products	622	783	(21)
270	4	Crude oil exports [6]	281	195	44
123	(6)	Oil product exports	116	171	(32)
393	1	Exports of crude oil and oil products	397	366	8
(390)	42	Exports (imports) net of crude oil and oil products	(225)	(417)	46
2	(100)	Other exports	−	3	(100)

(1Q-2015 x 4Q-2014): The decreased feedstock processed generated higher crude oil exports and lower imports. Decreased oil product imports due to domestic seasonal demand.

(1Q-2015 x 1Q-2014): Higher crude oil production and lower feedstock processed on refineries generated higher crude oil exports and lower imports.

Decreased oil product imports due to lower domestic demand. Lower oil product exports due to decreased feedstock processed.

* Not reviewed by independent auditor.

6 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Refining Operations (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

2,171	(10)	Output of oil products	1,964	2,124	(8)
2,176	−	Reference feedstock [7]	2,176	2,102	4
98	(12)	Refining plants utilization factor (%) [8]	86	96	(10)
2,085	(10)	Feedstock processed (excluding NGL) - Brazil [9]	1,879	2,017	(7)
2,127	(10)	Feedstock processed - Brazil [10]	1,922	2,058	(7)
84	2	Domestic crude oil as % of total feedstock processed	86	83	3

(1Q-2015 x 4Q-2014): Daily feedstock processed decreased 10% due to the scheduled stoppage of RLAM, partially offset by the start-up of RNEST.

(1Q-2015 x 1Q-2014): Daily feedstock processed was 7% lower, due to the scheduled stoppage of RLAM distillation unit, partially offset by the operational return of REPLAN compared to the scheduled stoppage occurred in the 1Q-2014.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Refining Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

2.71	5	Refining cost (U.S.$/barrel)	2.84	2.75	3

6.90	18	Refining cost (R$/barrel)	8.16	6.48	26

(1Q-2015 x 4Q-2014): Refining cost, in US$/barrel, increased by 5%. Refining cost, in R$/barrel, increased by 18% due to lower feedstock processed.

(1Q-2015 x 1Q-2014): Refining cost, in US$/barrel, increased by 3%. Refining cost, in R$/barrel, increased by 26%, mainly attributable to higher employee compensation costs arising from the 2014 Collective Bargaining Agreement and to lower feedstock processed.

* Not reviewed by independent auditor.

7 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

8 Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.

9 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

10 Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Net Income	2015	2014	2015 x 2014 (%)
357	285		1,376	515	167

(1Q-2015 x 4Q-2014): The higher net income was mainly due to a reversal of an allowance for impairment of trade receivables from electricity companies, besides lower LNG import costs, partially offset by the effect of a decrease in electricity average margins due to a reduction of electricity spot prices (47%).

(1Q-2015 x 1Q-2014): The higher income was mainly due to a reversal of an allowance for impairment of trade receivables from electricity companies, an increase in average natural gas sales margins (due to lower LNG import costs and to the higher domestic natural gas supply), partially offset by the effect of a decrease in electricity average margins due to a reduction of electricity spot prices (41%) and the gain on disposal of 100% of our interest in Brasil PCH S.A. (R$ 646 million), recognized only in 2014.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Physical and Financial Indicators (*)	2015	2014	2015 x 2014 (%)

1,128	(19)	Electricity sales (Free contracting market - ACL) - average MW	911	1,252	(27)
2,671	22	Electricity sales (Regulated contracting market - ACR) - average MW	3,263	1,891	73
4,941	3	Generation of electricity - average MW	5,110	4,117	24
724	(47)	Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh [11]	387	651	(41)
190	(41)	Imports of LNG (Mbbl/d)	113	119	(5)
201	3	Imports of natural gas (Mbbl/d)	208	204	2

(1Q-2015 x 4Q-2014): Electricity sales volumes were 19% lower on the Free Contracting Environment – ACL mainly resulting from the shift of the sale of a portion of our available capacity towards the Brazilian electricity regulated market (Ambiente de Contratação Regulada – ACR).

The 3% increase on electricity generation was due to higher thermoelectric availability in the period.

The 47% decrease on electricity prices in the spot market resulted from changes on ANEEL methodology as from December 27, 2014 that established a decreased amount for the calculation of the maximum limit of differences settlement price.

The 41% decrease on LNG imports was due to higher domestic natural gas supply to meet higher production.

The 3% increase in natural gas imports from Bolivia is due to a higher thermoelectric demand.

(1Q-2015 x 1Q-2014): Electricity sales volumes were 27% lower resulting from the shift of the sale of a portion of our available capacity (1,049 average MW) towards the Brazilian electricity regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation was 24% higher due to increased government thermoelectric dispatch and to higher installed capacity of the Petrobras Thermoelectric Complex (leasing agreement of UTE Cuiabá and the termination of the cycle of UTE Baixada Fluminense).

The 41% decrease on electricity prices in the spot market resulted from the decreased of the maximum differences settlement price authorized by ANEEL as from December 27, 2014.

The 5% decrease on LNG imports was due to higher domestic natural gas supply to meet higher production.

Natural gas imports from Bolivia was 2% higher to meet a higher thermoelectric demand in Brazil.

* Not reviewed by independent auditor.

11 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

BIOFUEL

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Net Income	2015	2014	2015 x 2014 (%)
(67)	27		(49)	(75)	35

(1Q-2015 x 4Q-2014): Net losses were lower, due to a decrease in the share of losses from ethanol and biodiesel investees and by improved biodiesel margin operations.	(1Q-2015 x 1Q-2014): Biofuel losses were lower in 1Q-2015, when compared to 1Q-2014, due to a decrease in the share of losses from biodiesel investees and to improved biodiesel margin operations.

DISTRIBUTION

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Net Income	2015	2014	2015 x 2014 (%)
432	28		555	484	15

(1Q-2015 x 4Q-2014): The higher net income was due to higher average sale fuel margins generated by increased prices, partially offset by lower sales volumes (8.6%).

(1Q-2015 x 1Q-2014): The higher net income was due to higher average fuel trading margins, to higher sales volumes (1%) and to the negative impact of the Company’s Voluntary Separation Incentive Plan (PIDV) in 2014.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Market Share (*)12	2015	2014	2015 x 2014 (%)
36.9%	−		36.7%	37.0%	−

(1Q-2015 x 4Q-2014): The Company’s market share was lower mainly due to the 10% decrease of diesel and fuel oil markets, in which BR Distribuidora has a significant share. BR Distribuidora increased its market share in diesel volumes and maintained its share in fuel oil sales, however, the change in the sales mix led to an overall decrease in its market share.

(1Q-2015 x 1Q-2014): The Company’s market share was lower mainly due to the 2% decrease in the total volume sold in the diesel market, in which BR Distribuidora has a significant share. BR Distribuidora increased its market share in diesel volumes, however, the change in the sales mix led to an overall decrease in its market share.

* Not reviewed by independent auditor.

12 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Net Income	2015	2014	2015 x 2014 (%)
(4,131)	102		103	753	(86)

(1Q-2015 x 4Q-2014): The net income of the 1Q-2015 was due to the gain on the disposal of fields in Austral Basin in Argentina. The net loss of the 4Q-2014 was affected by impairment charges recognized on E&P activities in the United States and Bolivia and on Japanese refining, besides the inventory write-downs to net realizable value (market value) in December 2014, mainly in the United States and Japan, attributable to a decrease in international crude oil and oil product prices, partially offset by a gain on the disposal of the Company’s interest in Petrobras Energia Peru S/A.

(1Q-2015 x 1Q-2014): Net income was lower in the 1Q-2015 when compared to the 1Q-2014 due to a decrease in international crude oil prices and the lower share of earnings in African investees attributable to a decrease in international crude oil and oil product prices. Crude oil sales volumes were also lower, resulting from the disposal of onshore operations in Colombia and in Peru in 2014. The Company also recognized tax credits in the Netherlands in the 1Q-2014. These effects were partially offset by gains on the disposal of fields in the Austral Basin in Argentina in the 1Q-2015.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Exploration & Production-International (Mbbl/d)13 (*)	2015	2014	2015 x 2014 (%)

		Consolidated international production
75	(8)	Crude oil and NGLs	69	87	(21)
90	(3)	Natural gas	87	91	(4)
165	(5)	Total consolidated international production	156	178	(12)
31	−	Non-consolidated international production	31	31	−
196	(5)	Total international production	187	209	(11)

(1Q-2015 x 4Q-2014): Crude oil and NGL production decreased by 8% due to the disposal of onshore assets in Peru concluded in November 2014, despite higher production generated by the start-up of Saint Malo fields in December 2014 and Lucius in January 2015 in the United States.

Natural gas production decreased by 3% mainly due to the disposal of onshore assets in Peru.

(1Q-2015 x 1Q-2014): Consolidated crude oil and NGL production decreased by 21%, due to the disposal of onshore areas in Peru in November 2014 and in Colombia in April 2014. These effects were partially offset by an increase in production due to the start-up of Saint Malo field in December 2014 and Lucius in January 2015 in the United States.

Natural gas production decreased by 4%, mainly in Peru, due to the disposal of onshore assets.

* Not reviewed by independent auditor.

13 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Lifting Cost - International (U.S.$/barrel) (*)	2015	2014	2015 x 2014 (%)
10.40	(15)		8.86	7.85	13

(1Q-2015 x 4Q-2014): Lifting cost decreased by 15%, mainly due to lower maintenance expenses in Argentina and to the cleaning costs incurred in the 4Q-2014 of production lines in the Cottonwood field in the United States.

(1Q-2015 x 1Q-2014): International lifting cost was 13% higher, mainly in Argentina, resulting from higher operation and maintenance service charges, offset by the termination of disposal of assets in Peru and Colombia in 2014, which had higher operational costs.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Refining Operations - International (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

149	(15)	Total feedstock processed [14]	127	165	(23)
157	(1)	Output of oil products	155	175	(11)
230	−	Reference feedstock [15]	230	230	−
64	(10)	Refining plants utilization factor (%) [16]	54	70	(16)

(1Q-2015 x 4Q-2014): Feedstock processed was 15% lower due to a decrease in the output of oil products and in the capacity utilization generated by the scheduled stoppage on the distillation unit in the United States in March 2015. This effect was partially offset in Japan, mainly attributable to the lower feedstock processed in the 4Q-2014 as a result of higher fuel oil inventory available in the period.

(1Q-2015 x 1Q-2014): Our total international feedstock processed was 23% lower due to a decrease in oil product production and lower capacity utilization, mainly in the United States, due to a scheduled stoppage in the distillation unit during March 2015.

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)	Refining Cost - International (U.S.$/barrel) (*)	2015	2014	2015 x 2014 (%)
5.25	(26)		3.90	3.66	7

(1Q-2015 x 4Q-2014): Refining cost per unit decreased by 26% mainly due to maintenances at the catalytic cracking unit in the United States refinery in the 4Q-2014.

(1Q-2015 x 1Q-2014): International refining cost per unit was 7% higher, mainly in Argentina, due to higher employee compensation costs and in Japan that had lower feedstock processed due to lower fuel oil demand.

* Not reviewed by independent auditor.

14 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

15 Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

16 Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)

1,010	(10)	Diesel	907	947	(4)
644	(11)	Gasoline	573	601	(5)
126	(6)	Fuel oil	119	110	8
152	(18)	Naphtha	124	178	(30)
233	(4)	LPG	223	222	−
113	−	Jet fuel	113	111	2
209	(18)	Others	171	202	(15)
2,487	(10)	Total oil products	2,230	2,371	(6)
113	2	Ethanol, nitrogen fertilizers, renewables and other products	115	97	19
455	(2)	Natural gas	448	427	5
3,055	(9)	Total domestic market	2,793	2,895	(4)
395	1	Exports	397	369	8
560	(8)	International sales	518	560	(8)
955	(4)	Total international market	915	929	(2)
4,010	(8)	Total	3,708	3,824	(3)

(1Q-2015 x 4Q-2014): Our domestic sales volumes decreased by 9% when compared to the 4Q-2014, primarily due to:

•         Diesel (a 10% decrease) – due to seasonal demand, considering the lower economic activity in the beginning of the year;

•         Gasoline (a 11% decrease) – higher demand in the 4Q-2014 due to higher salaries as a result of Christmas bonuses;

•         Naphtha (a 18% decrease) – due to lower demand by domestic customers, mainly Braskem; and

•         Natural gas (a 2% decrease) – due to decreased demand on the non-thermoelectric sector.

(1Q-2015 x 1Q-2014): Our domestic sales volumes decreased by 4%, primarily due to:

•       Diesel (a 4% decrease) – lower consumption by infrastructure construction projects in Brazil and a higher percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix). These effects were partially offset by an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs) and higher thermoelectric consumption by thermoelectric plants that complement the Brazilian Integrated Electricity System;

•       Gasoline (a 5% decrease) – an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%), a decrease in the automotive gasoline-moved fleet and higher share of gasoline sales of other players;

•       Naphtha (a 30% decrease) – due to lower demand by domestic customers, mainly Braskem; and

•       Natural gas (a 5% increase) – due to a higher demand on the electricity sector.

* Not reviewed by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 17

		Jan-Mar
4Q-2014		2015	2014

70,259	Adjusted cash and cash equivalents at the beginning of period [18]	68,946	46,257
(20,635)	Government bonds and time deposits at the beginning of period	(24,707)	(9,085)
49,624	Cash and cash equivalents at the beginning of period [17]	44,239	37,172
14,974	Net cash provided by (used in) operating activities	16,427	9,415
(16,980)	Net cash provided by (used in) investing activities	(21,331)	(20,193)
(22,189)	Capital expenditures and investments in operating segments	(17,680)	(20,336)
8,043	Proceeds from disposal of assets (divestment)	516	869
(2,834)	Investments in marketable securities	(4,167)	(726)
(2,006)	(=) Net cash flow	(4,904)	(10,778)
(6,163)	Net financings	(10,306)	44,001
3,823	Proceeds from long-term financing	3,735	53,907
(9,986)	Repayments	(14,041)	(9,906)
14	Dividends paid to shareholders	−	−
(194)	Acquisition of non-controlling interest	396	(109)
2,964	Effect of exchange rate changes on cash and cash equivalents	5,025	(1,819)
44,239	Cash and cash equivalents at the end of period [17]	34,450	68,467
24,707	Government bonds and time deposits at the end of period	33,732	10,011
68,946	Adjusted cash and cash equivalents at the end of period [18]	68,182	78,478

As of March 31, 2015, the balance of cash and cash equivalents decreased by 22% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents18 decreased by 1%. Our principal uses of funds in the 1Q-2015 were for capital expenditures and repayment of long-term financing. We met these requirements with cash provided by operating activities of R$ 16,427 million and with the decrease in our balance of adjusted cash and cash equivalents. The balance of adjusted cash and cash equivalents was positively impacted in 2015 by the effect of the foreign exchange rate variation over financial investments abroad.

Net cash provided by operating activities increased by 74% in 1Q-2015 when compared to 1Q-2014 mainly due to a higher gross profit and a decrease in the level of inventories and trade receivables.

Capital expenditures and investments were 13% lower in the 1Q-2015, mainly due to a decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment. We also repaid long-term financings in the 1Q-2015, mainly because of our inability to access new sources in the capital markets.

Due to the limitations on funding sources, complications due to contractor insolvency and the lack of availability of qualified suppliers, mainly as a result of the Lava Jato investigation, the Company has recently decided to postpone certain projects for an extended period of time.

The Company intends to use different funding sources (banking markets, export credit agency - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

17 For more details, see the Consolidated Statement of Cash Flows Data on page 20.

18 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Mar
	2015	%	2014	%	Δ%

Exploration & Production	13,995	78	13,243	65	6
Refining, Transportation and Marketing	1,809	10	4,985	24	(64)
Gas & Power	652	4	1,147	6	(43)
International	985	6	711	3	39
Exploration & Production	851	87	548	77	55
Refining, Transportation and Marketing	117	12	150	21	(22)
Gas & Power	3	−	2	−	50
Distribution	13	1	7	1	86
Other	1	−	4	1	(75)
Distribution	175	1	218	1	(20)
Biofuel	5	−	2	−	150
Corporate	222	1	278	1	(20)
Total capital expenditures and investments	17,843	100	20,584	100	(13)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1Q-2015, we invested a total of R$ 17,843 million, primarily aiming at increasing production capacity and modernizing and expanding our refineries.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	R$ million

	03.31.2015	12.31.2014	Δ%

Current debt [19]	39,721	31,565	26
Non-current debt [20]	360,918	319,470	13
Total	400,639	351,035	14
Cash and cash equivalents	34,450	44,239	(22)
Government securities and time deposits (maturity of more than 3 months)	33,732	24,707	37
Adjusted cash and cash equivalents	68,182	68,946	(1)
Net debt [21]	332,457	282,089	18
Net debt/(net debt+shareholders' equity)	52%	48%	4
Total net liabilities [22]	763,766	724,429	5
Capital structure
(Net third parties capital / total net liabilities)	60%	57%	3
Net debt/Adjusted EBITDA ratio	3.86	4.77	(19)

	U.S.$ million

	03.31.2015	12.31.2014	Δ%

Current debt [19]	12,382	11,884	4
Non-current debt [20]	112,506	120,274	(6)
Total	124,888	132,158	(6)
Net debt [21]	103,634	106,201	(2)

	R$ million

	03.31.2015	12.31.2014	Δ%

Summarized information on financing
Floating rate debt	201,320	173,977	16
Fixed rate debt	199,113	176,868	13
Total	400,433	350,845	14

Reais	63,223	62,223	2
US Dollars	299,087	252,787	18
Euro	26,853	25,820	4
Other currencies	11,270	10,015	13
Total	400,433	350,845	14

2015	29,967	31,523	(5)
2016	38,797	33,397	16
2017	37,078	31,742	17
2018	54,508	47,254	15
2019	75,348	64,252	17
2020 and thereafter	164,735	142,677	15
Total	400,433	350,845	14

Consolidated net debt in Reais increased by 18% when compared to December 31, 2014 as a result of the 20.8% impact from the depreciation of the Real against the U.S. dollar.

19 Includes Finance lease obligations (R$ 46 million on March 31, 2015 and R$ 42 million on December 31, 2014).

20 Includes Finance lease obligations (R$ 160 million on March 31, 2015 and R$ 148 million on December 31, 2014).

21 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

22 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated 23

R$ million
		Jan-Mar
4Q-2014		2015	2014

85,040	Sales revenues	74,353	81,545
(63,025)	Cost of sales	(51,943)	(62,382)
22,015	Gross profit	22,410	19,163
(3,744)	Selling expenses	(1,724)	(2,725)
(3,376)	General and administrative expenses	(2,710)	(2,560)
(1,493)	Exploration costs	(983)	(1,525)
(731)	Research and development expenses	(564)	(592)
(609)	Other taxes	(753)	(327)
(44,888)	Other income and expenses, net (*)	(2,341)	(3,857)
(54,841)		(9,075)	(11,586)
(32,826)	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	13,335	7,577
1,660	Finance income	734	1,042
(2,882)	Finance expenses	(3,691)	(1,848)
(592)	Foreign exchange and inflation indexation charges	(2,664)	632
(1,814)	Net finance income (expense)	(5,621)	(174)
(540)	Share of earnings in equity-accounted investments	173	522
(270)	Profit-sharing	(336)	(336)
(35,450)	Net income (loss) before income taxes	7,551	7,589
8,488	Income taxes	(3,023)	(1,803)
(26,962)	Net income (loss)	4,528	5,786
	Net income (loss) attributable to:
(26,600)	Shareholders of Petrobras	5,330	5,393
(362)	Non-controlling interests	(802)	393
(26,962)		4,528	5,786
	(*) Includes impairment charges of R$ 44,345million in the 4Q-2014, R$ 3 million in the 1Q-2015 and a reversal of R$ 15 million in the 1Q-2014.

23 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	03.31.2015	12.31.2014

Current assets	137,565	135,023
Cash and cash equivalents	34,450	44,239
Marketable securities	33,828	24,763
Trade and other receivables, net	20,737	21,167
Inventories	32,031	30,457
Recoverable taxes	9,674	10,123
Assets classified as held for sale	10	13
Other current assets	6,835	4,261

Non-current assets	694,383	658,352
Long-term receivables	54,911	50,104
Trade and other receivables, net	16,010	12,834
Marketable securities	294	290
Judicial deposits	7,613	7,124
Deferred taxes	2,937	2,673
Other tax assets	10,681	10,645
Advances to suppliers	7,055	6,398
Other non-current assets	10,321	10,140
Investments	15,856	15,282
Property, plant and equipment	611,378	580,990
Intangible assets	12,238	11,976
Total assets	831,948	793,375

LIABILITIES	R$ million

	03.31.2015	12.31.2014

Current liabilities	90,359	82,659
Trade payables	25,068	25,924
Current debt	39,721	31,565
Taxes payable	11,416	11,453
Employee compensation (payroll, profit-sharing and related charges)	6,168	5,489
Pension and medical benefits	2,244	2,115
Other current liabilities	5,742	6,113
Non-current liabilities	435,877	399,994
Non-current debt	360,918	319,470
Deferred taxes	840	8,052
Pension and medical benefits	44,977	43,803
Provision for decommissioning costs	21,676	21,958
Provisions for legal proceedings	4,798	4,091
Other non-current liabilities	2,668	2,620
Shareholders' equity	305,712	310,722
Share capital	205,432	205,432
Profit reserves and others	98,326	103,416
Non-controlling interests	1,954	1,874
Total liabilities and shareholders' equity	831,948	793,375

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

		Jan-Mar
4Q-2014		2015	2014

(26,600)	Net income (loss) attributable to the shareholders of Petrobras	5,330	5,393
41,574	(+) Adjustments for:	11,097	4,022
8,808	Depreciation, depletion and amortization	8,516	7,123
2,954	Foreign exchange and inflation indexation and finance charges	6,294	1,417
(362)	Non-controlling interests	(802)	393
540	Share of earnings in equity-accounted investments	(173)	(522)
1,392	Allowance for impairment of trade receivables	(863)	32
(3,025)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	(404)	(524)
(10,213)	Deferred income taxes, net	2,044	682
786	Exploration expenditures writen-off	576	1,057
45,694	Impairment of property, plant and equipment, intangible and other assets	292	276
1,612	Pension and medical benefits (actuarial expense)	1,684	1,041
1,189	Inventories	(1,024)	(2,470)
(1,324)	Trade and other receivables, net	73	(2,549)
(1,832)	Trade payables	(2,275)	(487)
(651)	Pension and medical benefits	(415)	(335)
(2,883)	Taxes payable	323	(1,274)
(1,111)	Other assets and liabilities	(2,749)	162
14,974	(=) Net cash provided by (used in) operating activities	16,427	9,415
(16,980)	(-) Net cash provided by (used in) investing activities	(21,331)	(20,193)
(22,189)	Capital expenditures and investments in operating segments	(17,680)	(20,336)
8,043	Proceeds from disposal of assets (divestment)	516	869
(2,834)	Investments in marketable securities	(4,167)	(726)
(2,006)	(=) Net cash flow	(4,904)	(10,778)
(6,343)	(-) Net cash provided by (used in) financing activities	(9,910)	43,892
3,823	Proceeds from long-term financing	3,735	53,907
(6,334)	Repayment of principal	(8,441)	(6,135)
(3,652)	Repayment of interest	(5,600)	(3,771)
14	Dividends paid to shareholders	−	−
(194)	Acquisition of non-controlling interest	396	(109)
2,964	Effect of exchange rate changes on cash and cash equivalents	5,025	(1,819)
(5,385)	(=) Net increase (decrease) in cash and cash equivalents in the period	(9,789)	31,295
49,624	Cash and cash equivalents at the beginning of period	44,239	37,172
44,239	Cash and cash equivalents at the end of period	34,450	68,467

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1Q-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	25,717	54,265	10,638	156	24,054	6,593	−	(47,070)	74,353
Intersegments	25,294	19,347	1,665	151	500	113	−	(47,070)	−
Third parties	423	34,918	8,973	5	23,554	6,480	−	−	74,353
Cost of sales	(19,102)	(42,968)	(8,952)	(164)	(22,001)	(5,658)	−	46,902	(51,943)
Gross profit	6,615	11,297	1,686	(8)	2,053	935	−	(168)	22,410
Expenses	(1,728)	(1,951)	416	(37)	(1,200)	(531)	(4,212)	168	(9,075)
Selling, general and administrative expenses	(330)	(1,645)	639	(27)	(1,244)	(570)	(1,428)	171	(4,434)
Exploration costs	(877)	−	−	−	−	(106)	−	−	(983)
Research and development expenses	(220)	(95)	(43)	(6)	(1)	(2)	(197)	−	(564)
Other taxes	(33)	(166)	(195)	−	(13)	(85)	(261)	−	(753)
Other income and expenses, net	(268)	(45)	15	(4)	58	232	(2,326)	(3)	(2,341)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4,887	9,346	2,102	(45)	853	404	(4,212)	−	13,335
Net finance income (expense)	−	−	−	−	−	−	(5,621)	−	(5,621)
Share of earnings in equity-accounted investments	−	73	76	(20)	2	42	−	−	173
Profit-sharing	(124)	(89)	(14)	−	(15)	(5)	(89)	−	(336)
Net income (loss) before income taxes	4,763	9,330	2,164	(65)	840	441	(9,922)	−	7,551
Income taxes	(1,619)	(3,147)	(710)	16	(285)	(238)	2,960	−	(3,023)
Net income (loss)	3,144	6,183	1,454	(49)	555	203	(6,962)	−	4,528
Net income (loss) attributable to:
Shareholders of Petrobras	3,148	6,181	1,376	(49)	555	103	(5,984)	−	5,330
Non-controlling interests	(4)	2	78	−	−	100	(978)	−	(802)
	3,144	6,183	1,454	(49)	555	203	(6,962)	−	4,528

Consolidated Income Statement by Segment – 1Q-2014 24

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	39,573	64,146	9,552	115	23,499	8,321	−	(63,661)	81,545
Intersegments	39,382	22,165	837	110	670	497	−	(63,661)	−
Third parties	191	41,981	8,715	5	22,829	7,824	−	−	81,545
Cost of sales	(19,679)	(69,111)	(8,539)	(136)	(21,485)	(7,324)	−	63,892	(62,382)
Gross profit	19,894	(4,965)	1,013	(21)	2,014	997	−	231	19,163
Expenses	(3,648)	(2,455)	(382)	(45)	(1,257)	(543)	(3,379)	123	(11,586)
Selling, general and administrative expenses	(210)	(1,734)	(689)	(30)	(1,091)	(425)	(1,224)	118	(5,285)
Exploration costs	(1,476)	−	−	−	−	(49)	−	−	(1,525)
Research and development expenses	(313)	(98)	(41)	(6)	(1)	(1)	(132)	−	(592)
Other taxes	(31)	(37)	(68)	(1)	(12)	(55)	(123)	−	(327)
Other income and expenses, net	(1,618)	(586)	416	(8)	(153)	(13)	(1,900)	5	(3,857)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	16,246	(7,420)	631	(66)	757	454	(3,379)	354	7,577
Net finance income (expense)	−	−	−	−	−	−	(174)	−	(174)
Share of earnings in equity-accounted investments	7	146	127	(31)	−	269	4	−	522
Profit-sharing	(118)	(92)	(12)	(1)	(23)	(6)	(84)	−	(336)
Net income (loss) before income taxes	16,135	(7,366)	746	(98)	734	717	(3,633)	354	7,589
Income taxes	(5,483)	2,555	(211)	23	(250)	103	1,582	(122)	(1,803)
Net income (loss)	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786
Net income (loss) attributable to:
Shareholders of Petrobras	10,654	(4,808)	515	(75)	484	753	(2,362)	232	5,393
Non-controlling interests	(2)	(3)	20	−	−	67	311	−	393
	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786

24 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income and Expenses, Net by Segment – 1Q-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(947)	−	(947)
Unscheduled stoppages and pre-operating expenses	(615)	(251)	(58)	−	−	(11)	(6)	−	(941)
(Losses)/gains on legal, administrative and arbitral proceedings	(45)	(86)	20	−	(10)	(3)	(709)	−	(833)
Institutional relations and cultural projects	(19)	(17)	(1)	−	(19)	(5)	(320)	−	(381)
Health, safety and environment	(17)	(10)	(5)	−	−	(1)	(38)	−	(71)
Voluntary Separation Incentive Plan - PIDV	(3)	(5)	(15)	(2)	−	−	(1)	−	(26)
Gains / (losses) on decommissioning of returned/abandoned areas	(5)	−	−	−	−	−	−	−	(5)
Impairment	(3)	−	−	−	−	−	−	−	(3)
E&P areas returned and cancelled projects	(1)	−	−	−	−	−	−	−	(1)
Government Grants	4	1	−	−	−	−	1	−	6
(Expenditures)/reimbursements from operations in E&P partnerships	141	−	−	−	−	−	−	−	141
Gains / (losses) on disposal/write-offs of assets	(40)	192	14	−	2	241	(3)	−	406
Others	335	131	60	(2)	85	11	(303)	(3)	314
	(268)	(45)	15	(4)	58	232	(2,326)	(3)	(2,341)

 Other Income and Expenses, Net by Segment – 1Q-2014 25

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(552)	−	(552)
Unscheduled stoppages and pre-operating expenses	(479)	(10)	(24)	−	−	(8)	(11)	−	(532)
(Losses)/gains on legal, administrative and arbitral proceedings	(38)	(56)	(13)	−	(23)	(19)	(232)	−	(381)
Institutional relations and cultural projects	(39)	(19)	(3)	−	(20)	(3)	(375)	−	(459)
Health, safety and environment	(13)	(17)	(5)	−	−	(4)	(44)	−	(83)
Voluntary Separation Incentive Plan - PIDV	(950)	(474)	(114)	(9)	(165)	(39)	(645)	−	(2,396)
Impairment	−	−	−	−	−	15	−	−	15
E&P areas returned and cancelled projects	(60)	−	−	−	−	−	−	−	(60)
Government Grants	8	22	37	−	−	−	4	−	71
(Expenditures)/reimbursements from operations in E&P partnerships	171	−	−	−	−	−	−	−	171
Gains / (losses) on disposal/write-offs of assets	(90)	(22)	638	−	2	81	(25)	−	584
Others	(128)	(10)	(100)	1	53	(36)	(20)	5	(235)
	(1,618)	(586)	416	(8)	(153)	(13)	(1,900)	5	(3,857)

Consolidated Assets by Segment – 03.31.2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	433,498	186,362	78,200	2,822	19,993	40,030	85,295	(14,252)	831,948

Current assets	19,235	39,823	10,952	182	8,804	6,493	63,202	(11,126)	137,565
Non-current assets	414,263	146,539	67,248	2,640	11,189	33,537	22,093	(3,126)	694,383
Long-term receivables	19,732	9,462	5,661	9	4,429	5,146	13,432	(2,960)	54,911
Investments	656	3,980	1,451	2,088	54	7,168	459	−	15,856
Property, plant and equipment	386,120	132,469	59,273	543	6,094	19,535	7,510	(166)	611,378
Operating assets	280,758	111,108	48,344	501	4,718	14,496	6,215	(166)	465,975
Assets under construction	105,362	21,361	10,929	42	1,376	5,039	1,295	−	145,403
Intangible assets	7,755	628	863	−	612	1,688	692	−	12,238

 Consolidated Assets by Segment – 12.31.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	402,478	186,033	75,350	2,947	19,180	34,553	86,024	(13,190)	793,375

Current assets	15,959	39,111	10,570	173	9,246	6,229	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	2,774	9,934	28,324	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	8	3,217	4,908	13,359	(2,584)	50,104
Investments	531	4,800	1,393	2,221	39	5,912	386	−	15,282
Property, plant and equipment	360,368	131,914	58,770	545	6,066	16,091	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	502	4,595	9,870	5,562	(167)	440,363
Assets under construction	96,574	23,167	11,310	43	1,471	6,221	1,841	−	140,627
Intangible assets	7,746	635	868	−	612	1,413	702	−	11,976

25 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1Q-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	3,144	6,183	1,454	(49)	555	203	(6,962)	−	4,528
Net finance income (expense)	−	−	−	−	−	−	5,621	−	5,621
Income taxes	1,619	3,147	710	(16)	285	238	(2,960)	−	3,023
Depreciation, depletion and amortization	5,323	1,823	629	7	108	427	199	−	8,516
EBITDA	10,086	11,153	2,793	(58)	948	868	(4,102)	−	21,688
Share of earnings in equity-accounted investments	−	(73)	(76)	20	(2)	(42)	−	−	(173)
Impairment losses / (reversals)	3	−	−	−	−	−	−	−	3
Adjusted EBITDA	10,089	11,080	2,717	(38)	946	826	(4,102)	−	21,518

 Consolidated Adjusted EBITDA Statement by Segment – 1Q-2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786
Net finance income (expense)	−	−	−	−	−	−	174	−	174
Income taxes	5,483	(2,555)	211	(23)	250	(103)	(1,582)	122	1,803
Depreciation, depletion and amortization	4,203	1,560	489	4	98	566	203	−	7,123
EBITDA	20,338	(5,806)	1,235	(94)	832	1,283	(3,256)	354	14,886
Share of earnings in equity-accounted investments	(7)	(146)	(127)	31	−	(269)	(4)	−	(522)
Impairment losses / (reversals)	−	−	−	−	−	(15)	−	−	(15)
Adjusted EBITDA	20,331	(5,952)	1,108	(63)	832	999	(3,260)	354	14,349

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1Q-2015

Sales revenues	1,320	3,295	355	3,104	5	(1,486)	6,593
Intersegments	732	834	24	3	6	(1,486)	113
Third parties	588	2,461	331	3,101	(1)	−	6,480

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	392	17	41	75	(147)	26	404

Net income (loss) attributable to the shareholders of Petrobras	352	4	69	63	(411)	26	103

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1Q-2014

Sales revenues	1,868	4,488	286	2,878	15	(1,214)	8,321
Intersegments	853	827	19	1	11	(1,214)	497
Third parties	1,015	3,661	267	2,877	4	−	7,824

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	425	53	62	98	(159)	(25)	454

Net income (loss) attributable to the shareholders of Petrobras	619	65	76	91	(73)	(25)	753

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on March 31, 2015	30,920	5,126	1,493	2,856	3,176	(3,541)	40,030

Total assets on December 31, 2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

APPENDIX

1.    Reconciliation of Adjusted EBITDA

R$ million
			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 X 2014 (%)

(26,962)	117	Net income (loss)	4,528	5,786	(22)
1,814	210	Net finance income (expense)	5,621	174	3,130
(8,488)	136	Income taxes	3,023	1,803	68
8,808	(3)	Depreciation, depletion and amortization	8,516	7,123	20
(24,828)	187	EBITDA	21,688	14,886	46
540	(132)	Share of earnings in equity-accounted investments	(173)	(522)	67
44,345	(100)	Impairment losses / (reversals)	3	(15)	120
20,057	7	Adjusted EBITDA	21,518	14,349	50

24	5	Adjusted EBITDA margin (%) [26]	29	18	11

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment, which provides an additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

2.    Effect of weighted average cost flow on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	4Q-2014	1Q-2015
Effect of the average cost on the cost of sales *	(1,951)	(656)

* In the 1Q-2015, the effect of the average cost on the cost of sales was not favorable (but less unfavorable when compared to the 4Q-2014), due to the realization of unit costs of inventories acquired in periods of higher international prices, already considering the depreciation of the real against the U.S. dollar.

( ) The amount in parenthesis demonstrates the negative effect on the cost of sales.

26 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.    Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by taxes and contributions, was R$ 24,420 million.

R$ million
			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)
		Economic Contribution - Brazil
12,934	(4)	Domestic Value-Added Tax (ICMS)	12,455	11,172	11
4,649	29	PIS/COFINS	5,999	3,584	67
(9,457)	121	Income Tax and Social Contribution	1,949	1,920	2
2,194	(24)	Others	1,671	1,403	19
10,320	114	Subtotal - Brazil	22,074	18,079	22
1,903	23	Economic Contribution - International	2,346	1,039	126
12,223	100	Total	24,420	19,118	28

4.    Production Taxes

R$ million
			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)
		Brazil
3,385	(25)	Royalties	2,529	4,125	(39)
3,080	(43)	Special participation charges	1,764	4,034	(56)
40	8	Rental of areas	43	41	5
6,505	(33)	Subtotal - Brazil	4,336	8,200	(47)
257	(15)	International	218	282	(23)
6,762	(33)	Total	4,554	8,482	(46)

(1Q-2015 x 4Q-2014): Production taxes in Brazil decreased 33% mainly due to the 24% decrease in the reference price for domestic oil in Reais that reached an average of R$/bbl 126.33 (US$/bbl 43.96) in the 1Q-2015 compared to R$/bbl 165.40 (US$/bbl 65.30) in the 4Q-2014, impacted by the variation of international crude oil prices, besides the effect of deductible expenses of great fields that pays special participation charges.

(1Q-2015 x 1Q-2014): The 47% decrease of production taxes in Reais in Brazil was mainly due to the 44% decrease in the reference price for domestic oil, that reached an average of R$/bbl 126.33 (US$/bbl 43.96) in Jan-Mar/2015 compared to R$/bbl 226.84 (US$/bbl 95.98) in Jan-Mar/2014.

5.    Impact of Cash Flow Hedge on Exports

R$ million
			Jan-Mar
4Q-2014	1Q15 X 4Q14 (%)		2015	2014	2015 x 2014 (%)

(10,166)	(197)	Total inflation indexation and foreign exchange variation	(30,141)	4,994	(704)
10,185	178	Foreign Exchange Variation recognized in Shareholders' Equity	28,301	(3,892)	827
(611)	(35)	Reclassification from Shareholders’ Equity to the Statement of Income	(824)	(470)	(75)
(592)	(360)	Net Inflation indexation and foreign exchange variation	(2,664)	632	(522)

APPENDIX

6.    Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main exposure is to the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of the hedge accounting practice to hedge highly probable future exports.

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements. Approximately 70% of the total net debt exposed to changes in foreign exchange rate was designated as hedging instruments to hedge a seven-year period of highly probable future exports.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt denominated in U.S. dollars will only affect the Company’s statement of income when the future exports affect its statement of income. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of controlling companies outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On March 31, 2015, the Company had a net liability position regarding foreign exchange exposure. Therefore, the appreciation of the Real relative to other currencies results in a foreign exchange variation income, while the depreciation of the Real results in a foreign exchange variation expense.

ITEMS	R$ million

	03.31.2015	12.31.2014

Assets	36,260	30,600
Liabilities	(262,225)	(222,279)
Hedge Accounting	167,047	135,088
Total	(58,918)	(56,591)

BY CURRENCY	R$ million

	03.31.2015	12.31.2014

Real/ U.S. Dollars	(20,970)	(20,844)
Real/ Euro	(7,063)	(6,860)
Real/ Pound Sterling	(2,239)	(1,919)
U.S. Dollars/ Yen	(2,078)	(1,728)
U.S. Dollars/ Euro	(19,282)	(18,562)
U.S. Dollars/ Pound Sterling	(6,026)	(5,376)
Peso/ U.S. Dollars	(1,260)	(1,302)
Total	(58,918)	(56,591)

The main foreign exchange variation exposures from 2014 to 2015 were: Real x U.S. dollars – 20.77% depreciation of the Real; Real x Euro – 6.78% depreciation of the Real; U.S. dollars x Euro – 11.59% appreciation of U.S. dollars; U.S. dollars x Pound Sterling – 4.73% appreciation of U.S. dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.